EXHIBIT 99.1

VIZSLA SILVER CONFIRMS HIGH-GRADE SILVER CONTINUITY AT COPALA

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, March 1, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report drill results from 14 infill holes targeting the Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported results correspond to infill drilling in the southeast-central portion of the Copala structure, demonstrating high-grade precious-metals continuity within the Copala resource wireframe.

Highlights

  CS-22-246 returned 1,548 grams per tonne (g/t) silver equivalent (AgEq) over 15.00 metres true width (mTW) (1,142 g/t silver and 7.20 g/t gold)
    Including 3,872 g/t AgEq over 3.07 mTW (2,878 g/t silver and 17.72 g/t gold)
    And 3,356 g/t AgEq over 2.31 mTW (2,331 g/t silver and 17.60 g/t gold)
  CS-22-248 returned 787 g/t AgEq over 20.60 mTW (643 g/t silver and 2.80 g/t gold)
    Including 1,099 g/t AgEq over 1.02 mTW (912 g/t silver and 3.71 g/t gold)
    And 3,195 g/t AgEq over 0.26 mTW (2,670 g/t silver and 10.55 g/t gold)
    And 2,573 g/t AgEq over 4.84 mTW (2,099 g/t silver and 9.20 g/t gold)
  CS-22-251 returned 731 g/t AgEq over 18.00 mTW (602 g/t silver and 2.53 g/t gold)
    Including 1,032 g/t AgEq over 0.55 mTW (897 g/t silver and 2.93 g/t gold)
    And 4,161 g/t AgEq over 2.27 mTW (3,421 g/t silver and 14.51 g/t gold)
    And 1,099 g/t AgEq over 0.52 mTW (931 g/t silver and 3.45 g/t gold)
  CS-22-241 returned 1,287 g/t AgEq over 4.30 mTW (758 g/t silver and 8.62 g/t gold)
    Including 1,616 g/t AgEq over 1.05 mTW (798 g/t silver and 12.93 g/t gold)
    And 3,653 g/t AgEq over 0.86 mTW (2,347 g/t silver and 21.77 g/t gold)
  CS-23-253 returned 2,522 g/t AgEq over 2.10 mTW (1,920 g/t silver and 10.91 g/t gold)
    Including 3,814 g/t AgEq over 1.10 mTW (2,900 g/t silver and 16.55 g/t gold)

"Ongoing drilling at Copala continues to demonstrate exceptional continuity of high-grade mineralization," commented Michael Konnert, President & CEO. "The recently completed infill-drilling program serves to incrementally de-risk the local resource through tighter spaced drilling and provides representative sample material for metallurgical testing. Furthermore, recently announced step-out drilling beyond the resource wireframe, continues to highlight Copala's near-term growth potential.  We currently have three drill rigs targeting the Copala/Cristiano area, where near-surface, high-grade mineralization remains open laterally and at depth."

Figure 1: Plan map of recent drilling centered on the Copala structure (CNW Group/Vizsla Silver Corp.)

The Copala Structure, located in the western portion of the Panuco district, is situated ~800m to the east of the Napoleon structure. Copala currently hosts Indicated Resources of 51.1 Moz AgEq at 516 g/t AgEq and Inferred Resources of 55.4 Moz AgEq at 617 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick. Interpretations by Vizsla geologists indicate Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~52° in the southern sector).

Drilling at Copala has now traced mineralization along approximately 1,100 metres of strike length and approximately 400 metres down dip. High-grade silver-gold mineralization remains open laterally to the north and southeast, as well as down dip to the east. The recently completed infill-drilling program consisted of 25 holes drilled at 25 metre centers designed to assess grade continuity and to provide sample material for metallurgical tests. Infill-holes CS-22-241, CS-22-246, CS-22-248 and CS-22-251 reported today, have confirmed strong continuity of structures and high-grades at tighter drill-hole spacing.

Previously reported drillholes CS-22-202, CS-22-207 and CS-22-219, indicate an uplifted block of basement metasediments in fault-contact with andesites and diorite on the east side of Copala (see figures 2 and 3). New interpretations suggest between ~300 to 350 metres of vertical displacement by the fault. This information, in conjunction with ongoing data collection, are being used to define a target elevation for Copala type mineralization on the footwall side (east) of the fault. An uplifted block to the east of the current Copala resource has the potential to host Copala type mineralization at a shallower elevation, closer to surface. Vizsla plans to test this hypothesis with drillholes collared on the footwall side of the fault during Q1 2023.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala structure and Cristiano vein with completed infill drilling on Copala. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-239	No Significant Results
CS-22-240	200.65	214.50	13.85	8.00	209	1.30	282
Includes	209.90	214.50	2.60	1.50	728	3.52	915
CS-22-240	229.50	234.00	4.50	2.60	246	1.33	318
Includes	229.50	231.00	1.50	0.87	342	1.63	428
CS-22-241	82.50	91.95	9.45	4.30	758	8.62	1,287
Includes	84.00	86.30	2.30	1.05	798	12.93	1,616
Includes	86.30	88.20	1.90	0.86	2,347	21.77	3,653
CS-22-242	540.90	542.45	1.55	1.40	145	0.50	169
CS-22-243	No Significant Results
CS-22-244	112.50	124.50	12.00	6.95	316	2.19	442
Includes	117.00	119.40	2.40	1.39	792	4.86	1,064
Includes	123.00	124.50	1.50	0.87	647	4.91	933
CS-22-245	138.55	142.20	3.65	2.60	701	3.89	915
Includes	139.30	141.00	1.70	1.21	853	5.36	1,155
CS-22-246	136.85	163.20	26.35	15.00	1,142	7.20	1,548
Includes	138.00	143.40	5.40	3.07	2,878	17.72	3,872
Includes	150.85	154.90	4.05	2.31	2,331	17.60	3,356
CS-22-247	60.60	69.20	8.60	4.30	171	2.01	295
Includes	62.05	64.90	2.85	1.43	414	5.42	750
CS-22-248	141.60	146.75	5.15	3.89	227	1.17	290
Includes	142.50	144.00	1.50	1.13	424	2.05	533
CS-22-248	165.15	192.40	27.25	20.60	643	2.80	787
Includes	165.15	166.50	1.35	1.02	912	3.71	1,099
Includes	184.00	184.35	0.35	0.26	2,670	10.55	3,195
Includes	186.00	192.40	6.40	4.84	2,099	9.20	2,573
CS-22-249	No Significant Results
CS-22-251	172.50	207.00	34.50	18.00	602	2.53	731
Includes	186.45	187.50	1.05	0.55	897	2.93	1,032
Includes	190.25	194.60	4.35	2.27	3,421	14.51	4,161
Includes	198.80	200.15	1.00	0.52	931	3.45	1,099
CS-22-252	287.50	290.60	3.10	2.70	487	1.62	562
Includes	287.50	288.95	1.45	1.26	971	3.12	1,114
CS-23-253	295.40	297.50	2.10	2.10	1,920	10.91	2,522
Includes	295.40	296.50	1.10	1.10	2,900	16.55	3,814

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala.

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-239	404,702	2,586,663	619	254.7	-72.8	300.0
CS-22-240	404,705	2,586,834	584	270.3	-84.4	297.0
CS-22-241	404,631	2,586,810	544	90.2	-89.5	126.0
CS-22-242	405,084	2,586,574	700	286.8	-57.3	598.5
CS-22-243	404,731	2,586,834	593	270.0	-82.0	286.5
CS-22-244	404,656	2,586,810	555	268.9	-84.2	184.5
CS-22-245	404,680	2,586,785	553	275.9	-80.3	178.5
CS-22-246	404,656	2,586,810	555	90.7	-87.0	210.0
CS-22-247	404,631	2,586,785	542	270.0	-90.0	87.0
CS-22-248	404,706	2,586,784	567	271.9	-79.3	222.0
CS-22-249	404,657	2,586,785	558	271.0	-83.0	163.5
CS-22-251	404,706	2,586,784	566	274.0	-85.0	241.9
CS-22-252	404,778	2,586,757	441	303.0	-68.0	330.0
CS-23-253	404,834	2,587,002	596	259.5	-60.0	340.5

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report for the Panuco Project with the updated Mineral Resource Estimate is being prepared and expected to be filed on SEDAR within 45 days of our recent Mineral Resource Update published on January 24, 2023.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 01-MAR-23